FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The following is a transcript of a video made available on www.advancinghealthcare.com.

David Cordani Interview with Mad Money

19 March 2018

Jim Cramer:

Some stocks just can’t seem to catch a break. A week and a half ago we learned that Cigna, the gigantic health insurance provider, is buying Express Scripts, the pharmacy benefit manager, you may know them as a PBM, in a gigantic $67 billion deal. The markets response? Cigna’s stock has been crushed. It’s come down from $204 to $166 now. And this was already after it had been taken to the woodshed during February’s big sell-off. In late January this was a $226 stock. The market clearly does not like this deal, but what if the market’s got it wrong? That wouldn’t be the first time. Express Scripts has admittedly had a spotty track record, we’re gonna talk about that, but Cigna’s one of the best run players in the industry— they know what they are doing. So, with the stock getting clobbered once again today could this represent real value here? Let’s take a closer look with David Cordani, he is the CEO of Cigna to hear his side of the story. Mr. Cordani welcome to Mad Money good to see you. Have a seat.

David Cordani, Cigna President and CEO:

Good to see you as well. Thank you.

Jim Cramer:

You know there’s no such thing as a do-over because it’s the stock market, it’s not when we’re playing kickball in school, but I need you to walk through the rationale, because I think there’s a lot of things as I said I know I liked particularly things like accretion. But there’s bigger things than just dollars here. So, I’m giving you the floor.

David Cordani, Cigna President and CEO:

Sure, so, we’re a health service company and, like you said, there are bigger things than accretion. It all starts with having the right products and services for individuals that are affordable, are of high quality, and help people live better lives. Cigna’s been doing that for many years, and with the combination of Express Scripts, we’ll be able to that for even more lives and with broader capabilities to keep healthcare more affordable, have higher quality, and connect better with healthcare professionals. That’s what the net story is here.

Jim Cramer:

Ok, so let’s take it from the point of view first of what some people thought Cigna was on a growth path to do which is that, you know we kind of liked Cigna without an acquisition and didn’t really feel that one was necessary, just felt that you were doing so well. What do you say to the people who say, listen man, my Cigna was fantastic. What happened here?

David Cordani, Cigna President and CEO:

I think we’ll start with my Cigna was fantastic and still is. We grew greater than 10% for the last 7 years, topline, greater than 10% bottom line, and over 30% shareholder return over the last six years. So phenomenal. But, change and innovation is required and we’re an innovative company and this enables us to have more lives to touch and takes capability, pharmaceutical capabilities, which are now 20% of total health care costs, not that long ago they were just 10%, and specialty pharmacy which is the fastest growing health care cost, brings them together to align them with medical, behavioral, population health and our physician alignment program. So, Cigna’s going to be even better, touching more lives, and a better partner with healthcare professionals going forward.

Jim Cramer:

I’m coming back for you again. Cigna had a great pharmacy benefit manager. Why do you need another?

David Cordani, Cigna President and CEO:

We do. We built our own and it’s been –

Jim Cramer:

Fantastic –

David Cordani, Cigna President and CEO:

So, when you look at this, this is not the acquisition of a pharmacy benefit management company, it’s a broadening of capabilities. First, more lives to touch. 80 million more lives. Secondly, the ability to further accelerate the affordability equation so lowering health care costs. Cigna delivered the lowest medical cost trend every year for the last five years, Express Scripts delivered the lowest pharmacy trend last year. And then lastly, expanding distribution you know how important distribution is, selling to more clients, more health plans, and more governmental entities. So capabilities, reach, quality, affordability. That’s what this is about.

Jim Cramer:

Alright, so let’s take Express Scripts. There are a lot of people who felt, wait a second, these guys? They lost a big customer, maybe they’re in a secular declining business –

David Cordani, Cigna President and CEO:

Yeah, we don’t see it that way. Take pharmaceuticals as just an example. The number one cause in the gap in healthcare in America, so quality issues typically tie back to a pharmaceutical. The wrong drug, the wrong dose, or the wrong duration. So, it’s a high intimacy play with a customer and the healthcare professional. Two, 80 million customers in a growing book of business even with the transitioning client. So, let’s come back to your point about accretion. Even including the transitioning client this combination will be accretive in the teens, in the first year. Not second year or third year. In the first year, even after you exclude that transitioning client. So, we’ve taken that into consideration, we’ll have a growing chassis, broader set of capabilities, more lives to impact.

Jim Cramer:

Now, from my point of view why I felt in the 170s it was a buy, was that I happen to have been a long-term supporter of United Health. And I like them because they were outcomes oriented from Optum, in other words they really had a very good database, and of course, they are, like you, a terrific insurer. This company looks to me a lot like United Health when they merged but it’s a lot cheaper.

David Cordani, Cigna President and CEO:

I appreciate that, I think we’re a great value. So, when you look at United Healthcare, great corporation, great corporation, great series of assets. Our capabilities will have the ability to serve employers, serve health plans, serve governmental entities. Some of the differences that exist with some of the other alternatives in the marketplace: open architected, so the ability to work with a variety of technology platforms; open access, not propriety or owned physician capabilities, partnering oriented – for example, Cigna has 500 partnerships today in the United States with physicians and hospitals; and then choice base, being able to have either digital access or retail access, at home access, or in your physician’s office or at a clinic at your employer of choice. So, the ability to have that choice, accessibility and partnership capabilities is what we’re all about.

Jim Cramer:

I know the first leg down had to do, a lot of people felt, with this Amazon-Berkshire Hathaway-JP Morgan teaming up, also to find a way to lower health care costs. I know from when you were on Squawk on the Street you’ve spoken with these folks. Give me the difference between why you may still have a unique selling proposition and maybe unique for the customer.

David Cordani, Cigna President and CEO:

Sure, so when you said the first leg down, so for context wise for everybody, when that announcement took place, Cigna’s stock went down a little bit because we’re largely, in the United States, an employer sponsored offering, and we’ve been able to prove we can just grow not just grow, but grow double digit revenue by being a consultative partner with employers and having solutions to help to make their employees healthier, more productive, and therefore make their businesses better. To your point, if that joint venture has legs and takes off they’re going to need a service partner and a service provider of choice we’ll be really well-positioned whether it’s in Amazon or whether it’s the Department of Defense. Whether it’s health plans or whether it’s high performing physicians.

Jim Cramer:

None of these companies feel that you add to the cost –

David Cordani, Cigna President and CEO:

We actually take cost out by improving quality. So, at the end of the day the way to take costs out is to improve quality, the way you improve quality is either improve somebody’s health or help them get the best possible care and coordinate that care when they need it with physicians.

Jim Cramer:

Alright, terrific. I’m so glad you came on to explain it. Because I do think, look a stock down, it’s such a high-quality company, and you say its accretive. And I get the proposition. Thank you to David Cordani, President and CEO of Cigna. Look, you are certainly not paying the top dollar for it, and I think the rationale as outlined just now, makes a ton of sense to me.

* * *

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. These materials have not yet been declared effective, are not yet final and may be amended. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.